May 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comstock Resources, Inc. (File No.: 001-03262)
Preliminary Proxy Materials filed on May 25, 2018

Dear Sir or Madam:

On behalf of Comstock Resources, Inc. (the “Company”), pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that the Company filed with the Securities and Exchange Commission on May 25, 2018, the Company’s Preliminary Proxy Statement on Schedule 14A in connection with the Company’s Annual Meeting of Stockholders to be held on a date yet to be determined by the Company’s board of directors. The Company intends to file its Definitive Proxy Statement with the Commission on or about June 4, 2018.

Feel free to contact me by phone at (972) 668-8811 or by email at rburns@comstockresources.com if you have any questions or need additional information.

Very truly yours,

/s/ ROLAND O. BURNS
Roland O. Burns
President and Chief Financial Officer

cc: Jack E. Jacobsen, Esq., Locke Lord LLP